RECEIVED

2007 OCT 19 A 8:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

07027441

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 26 September 2007

SUPPL

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 26 September 2007.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

dw 10/19

Sainsbury(J) PLC
26 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,942,377 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
26 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,942,377 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

RECEIVED

2007 OCT 19 A 8:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 20 September 2007

SUPPL

Dear Sir

J Sainsbury Announces: Announcement of Due Diligence.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 20 September 2007.

Yours sincerely

PP

Hazel Jarvis
Deputy Secretary

Enc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

20 September 2007

STATEMENT BY DELTA (TWO) LIMITED ("DELTA TWO") AND J SAINSBURY PLC ("SAINSBURY'S" OR "THE COMPANY") REGARDING A POSSIBLE OFFER FOR SAINSBURY'S

Delta Two and Sainsbury's are today jointly providing an update on their discussions concerning the possibility of Delta Two making an offer to acquire all of the issued and to be issued ordinary share capital of Sainsbury's which it does not already own, at a price of 600 pence in cash per ordinary share.

Following extensive discussions between the parties concerning the key aspects of Delta Two's proposal and, following the submission of a revised proposal by Delta Two, the Board of Sainsbury's has unanimously agreed that Delta Two may undertake a limited period of confirmatory due diligence on the Company in order to progress its proposal. There can, however, be no certainty that any offer for Sainsbury's will be made.

The Qatar Investment Authority ("QIA") is the ultimate parent of Delta Two, being the company through which the QIA holds its existing interests in Sainsbury's.

The key features of Delta Two's revised proposal are:

- **An offer price of 600 pence in cash per Sainsbury's share**

  Delta Two has reconfirmed its proposed offer price of 600 pence per share in cash. This offer price would represent a multiple of 40.8 times (1) the earnings per share of Sainsbury's for the fifty two weeks ended 24 March 2007. Sainsbury's shareholders would also be entitled to receive an interim dividend of 3.0 pence per share which the Board of Sainsbury's would intend to declare in respect of the period ending 6 October 2007.

- **A £0.85 billion increase in offer funding by way of ordinary shares and preference shares, which will result in a total of £4.85 billion in funding by way of ordinary shares, preference shares and payment-in-kind notes**

  No part of this funding would represent a liability of the existing Sainsbury's group. The increase in funding by way of ordinary shares and preference shares, which are guaranteed by the State of Qatar, leads to a reduction in debt funding provided by third parties in comparison to Delta Two's original proposal announced on 19 July 2007.

- **New commitment letters from Delta Two's financing banks in respect of debt facilities totalling £9.6 billion**

  These facilities (provided by ABN Amro NV, Credit Suisse and Dresdner Kleinwort Limited) together with the £4.85 billion of committed funding from ordinary shares, preference shares and payment-in-kind notes would be used to fund the offer, repay

existing Sainsbury's debt and inter alia provide long term financing for the Sainsbury's group following an acquisition of Sainsbury's by Delta Two.

- **The appointment of a non-executive Chairman to the Board of Sainsbury's and enhanced reporting and disclosure standards**

Tony Campbell, former Deputy Chief Executive of ASDA Group plc ("ASDA"), would become non-executive Chairman of Sainsbury's following completion of any offer by Delta Two. Delta Two intends that Sainsbury's would adopt the guidance in the Walker Report relating to enhanced reporting and disclosure standards for privately-owned companies.

- **Delta Two business plan and capital structure**

Prior to reaching agreement on a process for due diligence, Delta Two and Sainsbury's held extensive discussions on Delta Two's proposed capital structure and its plans for the business, including the implications for stakeholders.

Delta Two's business plan is focused on growth, envisaging £3.5 billion of capital investment over the next five years to fund new store expansion, the continued refurbishment of existing stores, further development of Sainsbury's non-food offering and continued investment in infrastructure. Delta Two has provided assurances that Sainsbury's will have operational flexibility to compete in order to maintain and enhance customer goodwill. The strong relationships Sainsbury's has with its suppliers would be maintained, as would its support for the quality and diversity of food production in the UK. Delta Two shares Sainsbury's management's view that ownership of property is integral to the long-term success of the business. Accordingly, and in line with management's current operational strategy, the retail business and Sainsbury's property assets would remain under common ownership in the same corporate group. In summary, under Delta Two's ownership, Sainsbury's would see significant investment and further expansion and would remain a robust competitor in its markets, even in challenging industry conditions. Delta Two and the QIA would expect to manage the capital structure flexibly in response to opportunities and challenges encountered by the business. In this regard, Delta Two and the QIA will, where appropriate, support and develop the business through further equity investment.

- **Delta Two has a high regard for Sainsbury's management and employees**

Delta Two has a high regard for the management and employees of Sainsbury's and attaches considerable importance to retaining their skills and expertise for the benefit of the business in the future. Delta Two intends to maintain the existing cash benefits, and put in place new performance-based incentives for management and employees. In relation to the Executive Directors, details of these arrangements will not be proposed until such time as any offer becomes wholly unconditional.

- **Delta Two to work constructively with the trustees of Sainsbury's pension schemes**

Delta Two recognises the importance of ensuring that the Sainsbury's pension schemes are appropriately funded, and intends to work constructively with the Sainsbury's pension trustees to reach agreement on the appropriate level of funding for the schemes. Delta Two will approach the Sainsbury's pension trustees imminently to commence detailed discussions.

► **Delta Two and the QIA**

The QIA is the ultimate parent of Delta Two being the company through which the QIA holds its existing interests in Sainsbury's. The QIA was established in June 2005 with the objective of developing, investing and managing Qatar's reserve funds and other property assigned to it by Qatar's Supreme Council. It is a Qatar government-controlled, non-corporate entity which invests in local and international markets as part of the Qatari government's strategy of reducing the country's economic reliance on fossil fuels. His Excellency Sheikh Hamad Bin Jasim Bin Jabor Al-Thani, the Prime Minister of the State of Qatar, is the Vice Chairman and CEO of the QIA.

The QIA has given appropriate assurances to the Board of Sainsbury's concerning the ultimate ownership and control of Delta Two, including the nature of the relationships between the QIA, Delta Two and Paul Taylor. Delta Two intends that Sainsbury's will adopt the guidance in the Walker Report relating to enhanced reporting and disclosure standards for privately-owned companies.

Paul Taylor, Principal of Three Delta and Strategic Investment Adviser to Delta Two in relation to the proposal, said:

"We have a high regard for the management and employees of Sainsbury's and we are supportive of their operational strategy, including plans for substantial investment in the Company. We are very pleased to have reached agreement with the Board on a process for due diligence. This is an important next step in our progressing a possible offer for the Company."

Sir Philip Hampton, Chairman of Sainsbury's, said:

"We have held extensive discussions with Delta Two over a number of weeks and believe that their revised proposal is comprehensive and, if it results in an offer, that offer would be recommendable to shareholders. The Board has unanimously decided it is now appropriate to permit Delta Two to undertake confirmatory due diligence."

No decision has been made regarding any possible offer and accordingly there can be no certainty that any offer for Sainsbury's will be made. A further announcement may be made as and when appropriate.

Delta Two is being advised by Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited. Sainsbury's is being advised by UBS Investment Bank and Morgan Stanley & Co. Limited.

Enquiries:

Joint financial advisers to Delta (Two) Limited:

Dresdner Kleinwort Limited John McIntyre	Tel: +44 (0) 20 7623 8000
Credit Suisse Securities (Europe) Limited David Livingstone	Tel: +44 (0) 20 7888 8888

Public relations adviser to Delta (Two) Limited:

Financial Dynamics Giles Sanderson Jonathon Brill	Tel: +44 (0) 20 7831 3113

J Sainsbury plc:

Elliot Jordan (Investor Relations)	Tel: +44 (0) 20 7695 4931
Pip Wood (Media)	Tel: +44 (0) 20 7695 7295

Joint financial advisers and joint brokers to J Sainsbury plc:

UBS Investment Bank Hew Glyn Davies	Tel: +44 (0) 20 7567 8000
Morgan Stanley & Co. Limited Gavin MacDonald	Tel: +44 (0) 20 7425 5000

Public relations adviser to J Sainsbury plc:

Finsbury Mike Smith Alex Pettifer	Tel: +44 (0) 20 7251 3801

This announcement does not constitute, or form any part of, any offer for securities.

Notes

(1) Based on underlying basic earnings per share for Sainsbury's of 14.7 pence per share as extracted from the annual report and accounts of Sainsbury's for the fifty two weeks ended 24 March 2007.

Notes

Tony Campbell Biography

Tony Campbell, is one of the UK's most experienced retail business executives with over 20 years experience as a director of a FTSE company and a total of 35 years experience in retailing. Starting as a trainee store manager, he worked for Fine-Fare Supermarkets and later became Store Manager at Sainsbury's, progressing to Stores Director of their Savacentre hypermarket division.

Tony Campbell joined ASDA in 1985 as Operations Director and was appointed to the main board in 1987. He was one of the key executives responsible for the turnaround of ASDA in the 1990s, during which period he worked with Justin King, the current CEO of Sainsbury's, in a number of senior roles. In 1998 he was appointed Deputy CEO, in which capacity he led the business alignment programme following the acquisition of ASDA for £6.7 billion by Wal-Mart Stores, Inc. in 1999.

Since 2001 he has held a number of senior positions in the retail and leisure sectors including Chairman of The Spirit Group and Senior Non-Executive Director of First Choice Holidays plc. He is currently Chairman of Hobbs Limited, Chairman of T M Lewin and Sons Ltd. and Chairman of The White Company.

Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting as joint financial advisers to Delta Two and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Delta Two for providing the protections afforded to customers of Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, or for providing advice in relation to the contents of this announcement or any matters referred to herein.

UBS Investment Bank and Morgan Stanley & Co. Limited are acting as joint financial advisers and joint brokers to Sainsbury's, and no one else in connection with the potential offer and the contents of this announcement and will not be responsible to anyone other than Sainsbury's for providing the protections afforded to the clients of UBS Investment Bank and Morgan Stanley & Co. Limited, nor for providing advice in relation to the potential offer, the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Sainsbury's, all "dealings" in any "relevant " securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Sainsbury's by Delta (Two) Limited, the Qatar Investment Authority, or Sainsbury's, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk .

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7595 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 19 September 2007

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 19 September 2007.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

Sainsbury(J) PLC
19 September 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,741,892,538 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

END